SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)<1>

                  PACIFIC GATEWAY PROPERTIES, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           694-329103
                         (CUSIP Number)

                     Mr. Phillip E. Lombardi
                   Citicorp Real Estate, Inc.
                725 S. Figueroa Street, 3rd Floor
                     Los Angeles, CA  90017
                         (213) 239-1573
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         March 31, 1998<2>
             (Date of Event which Requires Reporting
                       of this Statement)

       (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.   [ ]

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes").

                 (Continued on following pages)

__________________
[FN]

<1>   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

<2>   See Item 5, "Interest in the Securities of the Issuer."



(1)  NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Citicorp Real Estate, Inc.
       I.R.S. NO. 13-2878445

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                            (a)  [ ]
                                            (b)  [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS

      N/A

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________
                    : (7) SOLE VOTING POWER
                    :   -0-
                    :
                    : (8) SHARED VOTING POWER
Number Of Shares    :
Beneficially Owned  :
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   -0-
                    :
                    : (10) SHARED DISPOSITIVE POWER
                    :
_________________________________________________________________


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                              [ ]


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-

(14) TYPE OF REPORTING PERSON

          CO

Item 1.  Security and Issuer.

          Not Amended.


Item 2.  Identity and Background.

          Not Amended.


Item 3.  Source and Amount of Funds or Other Consideration.

          Not Amended.


Item 4.  Purpose of Transaction.

          The disclosure set forth under this Item 4, is amended by adding to the end thereof the following information:

          On March 31, 1998, the Issuer repurchased outstanding and presently exercisable warrants to purchase 1,000,000 shares of Issuer's common stock (the "Warrants") held by Citicorp Real Estate, Inc. ("CREI") Issuer repurchased the Warrants at a purchase price of $1,000,000.

          On March 31, 1998, the Issuer issued a press release announcing the repurchase of warrants held by CREI. The press release is filed as Exhibit 1 hereto and incorporated herein by this reference.


Item 5.  Interest in the Securities of the Issuer.

          The disclosure set forth under this Item 5, is amended by adding to the end thereof the following information:

          (d) On March 31, 1998, the Issuer repurchased outstanding and presently exercisable warrants to purchase 1,000,000 shares of Issuer's common stock (the "Warrants") held by CREI. Issuer repurchased the Warrants at a purchase price of $1,000,000.

          (e) On March 31, 1998, the Issuer issued a press release announcing the repurchase of warrants held by CREI. The press release is filed as Exhibit 1 hereto and incorporated herein by this reference.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not Amended.

Item 7.   Material to be Filed as Exhibits

          Item 7 is hereby amended by adding the following exhibit:

          1.   Press Release of Issuer dated March 31, 1998.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Statement is true, complete and correct.


                              CITICORP REAL ESTATE, INC.
                              a Delaware corporation

April 1, 1998            By:   /s/ Phillip E. Lombardi
                              Name:  Phillip E. Lombardi
                              Title:  Vice President

                          EXHIBIT INDEX

Number                                                       Page
1.        Press Release of the Issuer dated March 31, 1998      6

                             RIDER A



                         PACIFIC GATEWAY
                  P  R  O  P  E  R  T  I  E  S


NEWS RELEASE


FOR RELEASE:  March 31, 1998




              PACIFIC GATEWAY PROPERTIES ANNOUNCES

                     REPURCHASE OF WARRANTS



SAN FRANCISCO, CALIFORNIA .... Pacific Gateway Properties (PGP-AMEX)
announced today that it completed the repurchase of outstanding warrants to purchase up to 1,000,000 shares of PGP's common stock at an exercise price of $2.875 per share from Citicorp Real Estate, Inc. (Citicorp), for $1,000,000. The warrants were issued in 1993 in connection with a debt restructuring with Citicorp and recorded in the Shareholders' Equity section of PGP's Consolidated Balance Sheet at a carrying value of $1,890,000. As a result of this transaction, PGP will record the difference been the current carrying value of the warrants and the purchase price, which amounts to $890,000, as additional paid in capital in PGP's Consolidated Balance Sheet as of March 31, 1998.

Raymond Marino, President and CEO of PGP, commented that the Company evaluated several options on how to utilize its available capital, and felt that the best use of this capital would be to repurchase the warrants which, if exercised, would have represented substantial dilution for all our Shareholders.

Pacific Gateway Properties, a San Francisco based real estate investment company, holds substantial interests in several Bay Area properties, including Walnut Creek Executive Park, South Bay Office Tower and West Valley Executive Park in San Jose, and a 23% partnership interest in Rincon Center in San Francisco. PGP also owns properties in Arizona, Florida and Massachusetts.



                  FOR MORE INFORMATION CONTACT:
                RAYMOND MARINO, PRESIDENT AND CEO